March 29, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Grosvenor Registered Multi-Strategy Fund (TE), LLC
     File No.: 811-22354

Dear Ms. Hatch:

     Set forth below is a summary of your comments, which you provided by telephone on December 7, 2009, and our responses to your comments, on the Registration Statement on Form N-2 (the "Registration Statement") filed on behalf of Grosvenor Registered Multi-Strategy Fund (TE), LLC (the "Fund"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms have the same meaning as in the Registration Statement.

1.   COMMENT: Please revise the expense examples to include the sales load.

     RESPONSE: The expense examples have been updated as requested.

2. COMMENT: Please confirm that the $25,000 reimbursement of expenses by the Master Fund to the Subadviser, noted on page A-3, is included in the fee table under "Other Expenses."

     RESPONSE: The Fund confirms that this amount is included in the fee table under "Other Expenses."

3. COMMENT: Please note in footnote 5 to the fee table that the acquired fund fees and expenses incurred by the Master Fund are excluded from the ordinary operating expenses of the Fund that are capped pursuant to the Expense Limitation and Reimbursement Agreement.

     RESPONSE: The disclosure has been added as requested.

4. COMMENT: Please verify that the Fund looks through to the Master Fund's investments for investment restriction purposes.

     RESPONSE: The Fund confirms that, with respect to its investment restrictions, the Fund looks through to the Master Fund's investments.

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Ms. Laura Hatch
March 29, 2010
Page 2 of 3


5. COMMENT: Please state whether investors will be provided with notice if there is a change in the Fund's investment objectives.

     RESPONSE: The following disclosure has been added as requested: "Investors in the Master Fund, the Offshore Fund and the Fund will be notified if the Master Fund, the Offshore Fund or the Fund changes its investment objectives."

6. COMMENT: If feasible, please summarize the special tax risks noted in the third bullet point on page A-7.

     RESPONSE: The Fund believes that it is not feasible to summarize the tax risks in this section and that the cross-references to the "Taxes" and "Tax Status" sections currently contained in this bullet point are sufficient.

7. COMMENT: Please confirm that the reason non-voting securities may be purchased by the Master Fund is for the purpose of avoiding affiliation issues.

     RESPONSE: The Fund confirms that non-voting securities may be purchased by the Master Fund solely for the purpose of avoiding affiliation issues.

8. COMMENT: Please state whether investors will be provided with notice if the Master Fund changes its investment objectives.

     RESPONSE: Please see the response to Item 5 above.

9. COMMENT: Please update the date of the most recent approval of the Master Fund's advisory agreement by the Master Fund's board of directors.

     RESPONSE: The disclosure has been updated as requested.

10. COMMENT: Please confirm that "Other Expenses" in the fee table is shown on a gross basis.

     RESPONSE: The Fund confirms that "Other Expenses" in the fee table is shown on a gross basis.

11. COMMENT: Please clarify whether the Fund will be the only investor in the Offshore Fund.

     RESPONSE: The Fund will be the sole voting shareholder of the Offshore Fund. However, other non-U.S. investors may hold non-voting shares in the Offshore Fund.

                                     * * * *

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Ms. Laura Hatch
March 29, 2010
Page 3 of 3


          In addition to the foregoing, the Fund acknowledges that:

     - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     - The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

     Please call the undersigned at (212) 756-2192 with any questions or comments.


                                     Very truly yours,


                                     /s/ Karen L. Spiegel